UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	Total launches full-field production on Kaombo with the start-up of the second FPSO (April 2, 2019)
Exhibit 99.2	Total and Guanghui sign a Long-Term LNG Sale and Purchase Agreement (April 3, 2019)
Exhibit 99.3	Total further commits to Tellurian-led Driftwood LNG project through 2.5 Mtpa of LNG offtake and equity investments (April 3, 2019)
Exhibit 99.4	Results of the option to receive the third 2018 interim dividend in shares (April 3, 2019)
Exhibit 99.5	Saft joins forces with the Chinese Group Tianneng to grow in China and scale up its e-mobility and energy storage businesses (April 4, 2019)
Exhibit 99.6	Creation of the Integrated Gas, Renewables & Power business segment - Restatement of key figures of the business segments for the years 2017 and 2018 (April 5, 2019)
Exhibit 99.7	Total strengthens its presence in natural gas in Oman (April 8, 2019)
Exhibit 99.8	Total and the State of Papua New Guinea sign Gas Agreement for Papua LNG project (April 9, 2019)
Exhibit 99.9	European Businesses Pledge Action To Deal With The Urgent Challenges Of The 21st Century (April 24, 2019)
Exhibit 99.10	First quarter 2019 results (April 26, 2019)
Exhibit 99.11	Total announces the first 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018 (April 26, 2019)

EXHIBIT INDEX

Exhibit 99.1	Total launches full-field production on Kaombo with the start-up of the second FPSO (April 2, 2019)
Exhibit 99.2	Total and Guanghui sign a Long-Term LNG Sale and Purchase Agreement (April 3, 2019)
Exhibit 99.3	Total further commits to Tellurian-led Driftwood LNG project through 2.5 Mtpa of LNG offtake and equity investments (April 3, 2019)
Exhibit 99.4	Results of the option to receive the third 2018 interim dividend in shares (April 3, 2019)
Exhibit 99.5	Saft joins forces with the Chinese Group Tianneng to grow in China and scale up its e-mobility and energy storage businesses (April 4, 2019)
Exhibit 99.6	Creation of the Integrated Gas, Renewables & Power business segment - Restatement of key figures of the business segments for the years 2017 and 2018 (April 5, 2019)
Exhibit 99.7	Total strengthens its presence in natural gas in Oman (April 8, 2019)
Exhibit 99.8	Total and the State of Papua New Guinea sign Gas Agreement for Papua LNG project (April 9, 2019)
Exhibit 99.9	European Businesses Pledge Action To Deal With The Urgent Challenges Of The 21st Century (April 24, 2019)
Exhibit 99.10	First quarter 2019 results (April 26, 2019)
Exhibit 99.11	Total announces the first 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018 (April 26, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: April 30, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer